Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

June 20, 2024

VIA EDGAR

Ms. Christine Dietz

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed on April 23, 2024 (File No. 001-35224)

Dear Ms. Dietz and Ms. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 5, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2023

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(k) Goodwill, page F-19

1.	We note that there has been a significant decline in your market capitalization over the last several years and that your market capitalization is substantially below your consolidated book value. We also note that you allocate goodwill to the company as a whole so it would appear you only have one reporting unit. Please explain to us how you concluded that your goodwill was not impaired as of December 31, 2023 and address the following:

•	Explain how you considered your market capitalization in determining the estimated fair value of your reporting unit;

•	Discuss how you considered the fact that your market capitalization is below book value in determining that goodwill has not been impaired;

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 20, 2024

•	Compare the fair value of your reporting unit as of December 31, 2023, to the company’s market capitalization as of the same date and quantify and discuss the underlying reasons for the differences.

The Company respectfully submits that the Company’s consolidated goodwill balance was US$20.8 million as of December 31, 2023, which was associated with the Company as a whole, being the sole reporting unit of the Company (“Xunlei RU”). The Company conducts an impairment test for Xunlei RU as of December 31 of each year on an annual basis, or more frequently if events or changes in circumstances indicating an impairment may exist.

The Company engaged a third-party valuation specialist to assist its management in assessing the fair value of Xunlei RU as of December 31, 2023. The impairment test for Xunlei RU determines the fair value of Xunlei RU using the income approach and compares it to the carrying value of the assets and liabilities, including goodwill, of Xunlei RU.

Fair Value Determination of Xunlei RU as of December 31, 2023

The fair value of Xunlei RU was determined by discounted cash flow model under the income approach. The discounted cash flow model was derived from long-term (5-year) cash flow projections. Based on the valuation result, the business enterprise value of Xunlei RU was US$101 million as of December 31, 2023. After considering the adjustments of non-current bank borrowings, non-operating assets/liabilities (excluding short-term investments) and net cash, the fair value of Xunlei RU was determined to be US$380 million. Based on the impairment test, the fair value of Xunlei RU exceeded its carrying value by 17.6%, indicating that the goodwill of Xunlei RU was not impaired as of December 31, 2023.

The following table sets forth the Company’s determination of the fair value of Xunlei RU:

(US$ in millions, except for percentages)	Amount
Business enterprise value (1)	$101	A
Adjustment:
Less: Non-current bank borrowings	$(16)	B
Add: Non-operating asset /liabilities (excluding short-term investments) (2)	$59	C
Add: Net cash (3)	$236	D
Fair value of Xunlei RU	$380	E=A+B+C+D

Carrying value	$324	F
Excess of fair value over carrying value	17.6%	G=(E-F)/F

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 20, 2024

Notes:

(1)	The key assumptions of the assessment consisted primarily of revenue forecast and operating margins during a five-year period, a discount rate reflecting market assessments of time value and the specific risks relating to the Company and a terminal growth rate extrapolating cash flows beyond the five-year period.

(2)	Mainly consisted of due from related parties (non-operating), long-term investments and other non-operating assets/liabilities, which were not considered as working capital items in the business enterprise value discounted cash flow analysis as of December 31, 2023.

The balance of short-term investments (consisted of deposits placed with banks with original maturities of more than three months but within one year and other short-term investments in financial instruments) was also a part of the Company’s non-operating assets, however, after considering the composition of short-term investments, it was presented under net cash.

(3)	Representing the book value of cash and cash equivalents, short-term investments less current bank borrowings and operating cash as of December 31, 2023.

Operating cash represented the cash required by the Company to carry out its ordinary operating activities, which was estimated based on the average monthly operating costs, net of non-cash items.

Consideration of the market capitalization

•	As of December 31, 2023, the market capitalization of the Company amounted to US$105 million, which was substantially below its consolidated net book value of US$324 million. On the Company’s consolidated balance sheet, its total cash and cash equivalents and short-term investments net of total liabilities amounted to US$127 million, which was higher than the market capitalization as of the same date.

•	The Company had been profitable and generating net operating cash inflows over the three years ended December 31, 2023, while the quoted market price of the Company’s American depositary shares representing its common shares (the “ADSs”) experienced sustained decline during the same periods.

•	The Company’s ADSs had a relatively low average daily trading volume with only 0.1%-0.6% out of the total number of outstanding ADSs over the past year, which indicated that the Company’s ADSs were not actively traded in the market.

Based on the above factors, the Company considers that its market capitalization did not reflect the value which a controlling party would acquire the Company for and determines the fair value of Xunlei RU using income approach when performing its goodwill impairment test. Please refer to market capitalization to fair value reconciliation below for additional information.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 20, 2024

Reconciliation to Market Capitalization as of December 31, 2023

Prior to the filing of the 2023 Form 20-F, the Company had performed a reconciliation between the fair value of Xunlei RU as determined under the income approach and its market capitalization as shown in the table below. The difference could be explained by the following:

•	The market capitalization represents the perspective of a non-controlling shareholder, whereas the Company’s valuation of Xunlei RU under the income approach is from the perspective of a controlling party acquisition. Thus, the Company’s management applied a control premium, with the assistance of the third-party valuation specialist engaged by the Company, to adjust its valuation on a non-controlling basis to on a controlling basis.

•	As illustrated above, the total consolidated cash and cash equivalents and short-term investments net of total liabilities of the Company was higher than its market capitalization as of December 31, 2023. The Company had been generating net operating cash inflows over the three years ended December 31, 2023. Apart from maintaining the Company’s daily business operations and repaying the Company’s current bank borrowings, the remaining cash was believed to be valuable to a controlling shareholder. For example, the remaining cash could be reserved for potential investment and acquisition activities in the future, however, the value provided by such activities may not be reflected in the market capitalization due to uncertainties. Thus, the net cash was treated as a reconciliation item.

(US$ in millions, except for percentages)	Amount
Market capitalization of the Company as of December 31, 2023	$105	A
Adjustment:
Add: Control premium (1)	$19	B
Add: Net cash	$236	C
Adjusted market capitalization on controlling basis	$360	D=A+B+C
Fair value of Xunlei RU	$380	E
Difference %	5.5%	F=(E-D)/D

Note:

(1)	Control premium is calculated by (A) the market capitalization of the Company as of December 31, 2023 net of operating cash, multiplied by (B) a control premium ratio of 24.9%.

Operating cash represented the cash required by the Company to carry out its ordinary operating activities, which was estimated based on the average monthly operating costs, net of non-cash items.

The difference between the fair value of Xunlei RU as determined under the income approach and the adjusted market capitalization on controlling basis was considered to be attributable to asymmetry in public information. Based on the analysis above, the Company believes the valuation result was reasonable.

*      *      *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at zhounaijiang@xunlei.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP